SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press release

Thomson Extends Satellite Set-Top Box Agreement With

DIRECTV-Latin America

New Contract Reaffirms Thomson Leadership and Expertise in Delivering Satellite

Entertainment Services

Indianapolis, IN, and Paris, France, September 7, 2004 – Thomson (Euronext Paris: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced it has extended its agreement with DIRECTV Latin America for the manufacture of digital set-top boxes that will deliver digital satellite television throughout all of DIRECTV Latin America’s service territories.

The agreement further reinforces Thomson’s position as the worldwide leader in satellite set top boxes and follows the global strategic supplier agreement signed between Thomson and News Corp in November 2003. For the past year, Thomson has been targeting growth within the News Corp family of operators as a key corporate priority and recently announced satellite set top box agreements with DIRECTV, Sky Brasil and Sky Mexico. Thomson will leverage its MPEG 2 product design and the expertise of DIRECTV to deliver an advanced set top box for DIRECTV Latin America.

DIRECTV Latin America, LLC, is a multinational company owned by DIRECTV Latin America Holdings, a subsidiary of The DIRECTV Group, Inc., and Darlene Investments, LLC, an affiliate of the Cisneros Group of Companies. The company was established on February 13, 1995, to provide the DIRECTV™ service to Latin America and the Caribbean and deliver direct-to-home satellite television entertainment service to Latin America and the Caribbean.

DIRECTV Latin America now covers 28 countries including Argentina, Brasil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Puerto Rico, Trinidad and Tobago, Uruguay, Venezuela and several Caribbean island nations. DIRECTV Latin America offers a large variety of channels and has greater coverage than any other direct-to-home service in Latin America and the Caribbean.

“We are pleased to be able to provide DIRECTV Latin America with unique products that reflect our technology innovations and manufacturing expertise,” commented Tim Saeger, Vice President, Americas Satellite, Thomson. “This contract further solidifies Thomson’s worldwide leadership position in developing satellite decoders for the delivery of home entertainment,” he added.

“Thomson’s leading role in providing DIRECTV and DIRECTV Latin America with the best receiver technology over the past 10 years made this an easy decision,” stated Jacopo Bracco, Senior Vice President, DIRECTV Latin America. “We are eager to continue to provide our new and existing customers with a high quality home entertainment experience and believe that Thomson is the right technology partner to help us achieve this goal,” he added.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is a leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters and is the number one supplier of satellite receivers in the world. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

Press release

Thomson Strengthens Viasat Partnership With Contract for

New Digital Decoder

THOMSON DSI4200 Digital Satellite Decoder Offers Access to Viasat Free-to-Air and

Pay-TV Services

Paris, France, September 9 2004 – Thomson (Euronext Paris: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced it has signed a major contract with Viasat Broadcasting for the manufacture and delivery of digital satellite decoders. Viasat Broadcasting is the pay and free-to-air TV satellite broadcasting division of leading international media group Modern Times Group MTG AB.

The new digital satellite decoder – the DSI4200- will be sold by Thomson through the retail channel across Scandinavia and offers customers access to Viasat’s complete portfolio of free-to-air and pay-TV channels, including its interactive services. It will also incorporate the NDS VideoGuard conditional access platform, adopted by Viasat to improve content security. Thomson began shipping the DSI4200 in August and it is already available in retail outlets.

Based on Thomson’s latest satellite digital set-top box platform, DSI4200 will be used by Viasat to further build on its successful roll-out of digital TV across Denmark, Finland, Norway and Sweden, and support the further encryption of its free-to-air and pay-TV offering to better combat piracy. Viasat customers can access a full range of digital programming on the Viasat direct-to-home satellite platform, including leading local and international entertainment channels, premium sports and film channels, digital radio and pay-per-view programming.

Thomson first signed a contract with Viasat in 2001, for the manufacture of a Viaccess-based set-top box, and has shipped substantial volume as part of this partnership. The new agreement strengthens Thomson’s relationship with Viasat and further reinforces both its brand in the Scandinavian region and its position as the worldwide leader in satellite set-top boxes.

“We are pleased to be able to provide Viasat with a cutting-edge product that reflects both our expertise with set-top box technology and the strength of our partnerships with conditional access platform vendors, such as NDS,” commented Koen van Driel, Senior Vice President of Broadband Access Products, Satellite and Terrestrial, worldwide at Thomson. “This is our first free-to-air and pay-TV digital decoder to boast the NDS VideoGuard conditional access platform and we expect to deliver other set-top boxes, based on this design, to other markets in the near future.”

The DSI4200 offers Viasat customers a comprehensive range of features. These include a simple plug-and-play system for easy access to digital TV, access to full programme schedules including now-and-next previews and a full range of video and audio connections. An integral modem offers access to Viasat’s interactive services, including email and shopping.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalising on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is a leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters and is the number one supplier of satellite receivers in the world. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

About Modern Times Group (MTG)

MTG is an international media group with operations in more than 30 countries around the world and principal broadcasting businesses in Scandinavia, the Baltic States, Hungary and Russia. MTG is the largest Free-to-air and Pay-TV operator in the Nordic and Baltic regions and the largest commercial radio operator in Northern Europe. MTG’s Viasat channels reach over 50 million people in 15 countries every day and MTG Radio’s stations reach 3 million daily listeners. The Viasat Broadcasting DTH satellite TV platform offers digital multi-channel TV packages of over 50 own-produced and third party entertainment channels. MTG is a leading European direct response TV network operator, broadcasting home shopping channels into 100 million homes in 52 countries, as well as one of the world’s leading originators and producers of Reality TV formats.

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB).

Press Release

Shareholder Approval

Allows Implementation of Thomson’s Strategic Plan

Paris, 15 September, 2004 – Thomson’s Ordinary and Extraordinary Shareholders’ Meeting today approved resolutions relative to key elements of its Strategic Plan.

The Plan, announced on 22 July 2004, includes the following measures:

(i)	To support the Group in its development - a US$500 million strategic investment by Silver Lake Partners, an investment firm that specializes in large equity investments in leading technology companies, in the form of privately-held junior subordinated convertible/exchangeable bonds;

(ii)	To optimize the capital structure - a €400 million share buy-back program to be executed over an 18 month period through open market purchases;

(iii)	To strengthen management - the appointment of Mr Frank Dangeard to the reunified positions of Chairman & CEO.

After shareholder approval obtained today:

•	The Silver Lake investment will be made immediately(1). Mr. David Roux, Managing Director of Silver Lake Partners, is appointed as Director (see CV overleaf);

•	The share buy-back program, which had been authorised previously by the Group’s shareholders, will be implemented in the near future.

•	Mr Frank Dangeard, Chairman of the Board, is appointed Chairman & CEO of Thomson with immediate effect.

(1) For the purpose of the listing of the shares to be issued upon conversion of the Bonds on the Premier marché of Euronext Paris S.A., a prospectus, comprised of the document de référence filed with the AMF on 9 March 2004 (number D. 04-0557) and a note d’opération, has received from the AMF a visa no. 04-761 dated 14 September 2004. The prospectus is available on Thomson’s web-site (www.thomson.net) and that of the AMF (www.amf-france.org).

Thomson will publish its third quarter sales on 21 October 2004.

* * * * *

Mr David Roux

Mr Roux, 47, is Managing Director of Silver Lake Partners, a private equity partnership focusing on technology investments, which he co-founded in January 1999. Previously, Mr Roux held various management positions with Oracle Corporation, a systems and applications software provider, most recently as Executive Vice President of Corporate Development and with Lotus Development where he was a Senior Vice President of the Mobile Computing Group. Mr Roux is a director of Business Objects S.A., Gartner, Inc., UGS Corp. and VERITAS Software Corporation. He holds a bachelor’s degree from Harvard College, an MBA degree from Harvard Business School and an M. Phil. Degree from Kings College, Cambridge University in the United Kingdom.

* * * * *

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to the Strategic Plan, certain changes to our management team and our Board of Directors, potential investors, our strategy and its implementation, performance of our share price, financial condition, results of operations and business and certain of our other plans and objectives. These statements are based on management’s current plans, expectations and beliefs in light of the information currently available and are subject to a number of factors that could cause actual results to differ materially from those described in the forward-looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward Looking Statements” and “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2003. We undertake no obligation to publicly update any of the forward looking statements in light of new information or future events.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Press Release

Thomson announces US$500 million Junior Subordinated Bond Issue

Reserved for Silver Lake Partners

Paris, 16 September, 2004 – Thomson today issued outside France approximately US$500 million of junior subordinated convertible/exchangeable bonds reserved for Silver Lake Partners.

The bonds, which have been subscribed to and paid in full, represent a strategic investment by Silver Lake Partners, a firm that specializes in large equity investments in leading technology companies. Thomson intends to form a partnership with Silver Lake Partners as part of a strategic plan announced on 22 July 2004.

For the purpose of the listing of the shares to be issued upon conversion of the Bonds on the Premier marché of Euronext Paris S.A., a prospectus, comprising the document de référence filed with the AMF on 22 April 2004 (number D. 04-0557) and a note d’opération, received from the AMF a visa no. 04-761 dated 14 September 2004. The prospectus is available free of charge from Thomson and on the websites of both Thomson (www.thomson.net) and the AMF (www.amf-france.org).

This press release summarizes the main terms and conditions of the issue.

Number of Bonds Issued and Nominal Amount	The total nominal amount of Thomson’s 3% 2004/2010 subordinated bonds, each convertible and/or exchangeable for 1,000 new or existing shares of Thomson, subject to eventual adjustments of the basis for conversion or exchange (the “Bonds”), is US$ 499,999,440 represented by 23,084 Bonds issued outside of France.

Nominal Value of the Bonds	The nominal value of each Bond is US$ 21,660, which represents a premium of 20% over the value of 1,000 Thomson shares at the closing share price of €14,55 on 20 July 2004, the day on which Silver Lake agreed to purchase the Bonds.

Absence of Preferential Rights	Shareholders have waived their preferential rights in favor of Silver Lake Partners.

Public Subscription	The Bond issue took place outside France and was reserved for three investment funds affiliated to Silver Lake Partners. The issue did not involve a public offer.

Issue Price	The issue price is US$21,660 per Bond, paid for in full at the date of issue.

Date of Payment	16 September 2004.

Interest	The Bonds will bear annual interest of 3%, payable semi-annually on 1 January and 30 June of each year to the bond holder registered as such on the 3rd trading day preceding the date of payment. The first interest payment will be due on 31 December 2004. Interest will cease to be due at the date the Bonds mature or are redeemed.

Normal Amortization	The Bonds will be amortized in totality by reimbursement at nominal value plus interest accrued and unpaid, in 2010.

Rating	No rating request has been made regarding the Bonds.

Early Redemption at Option of the Company	At par (plus accrued but unpaid interest) at any time, in whole but not in part, if less than 10% of the Bonds remain outstanding

Following the third anniversary of the Issue Date, in whole but not in part at par (plus accrued but unpaid interest) if (x) for 10 out of 20 consecutive trading days following such third anniversary and ending on the date immediately the Company’s delivery of the redemption notice the average of the daily closing price of Thomson shares multiplied by the number of shares into which a bond is convertible or exchangeable, as converted into US$ based on the exchange rate on the relevant day, and (y) the value of a bond calculated as described above using the closing price of Thomson shares and the exchange rate on the day immediately preceding the delivery of such redemption notice, each exceeds 150% of the par value of a bond.

Early Redemption at Option of the Holder	The Bonds may be redeemed plus at par (plus accrued but unpaid interest) after the fourth anniversary of the issue date.

Acceleration	The Bonds will become due and payable in cases specified in the prospectus.

Adjustment	A certain number of events described in the prospectus on the Bonds will give rise to adjustment of the conversion or exchange ratio.

Duration	Six (6) years from the date of payment of the Bonds.

Gross Annual Yield	Gross annual yield will be 3 % on the date of payment (in the absence of conversion or exchange into shares and in the absence of early redemption).

Conversion and /or exchange of Bonds for Shares	Bonds are not convertible until the earlier of (i) the public release of the 2005 audited annual results or (ii) March 31, 2006, subject to certain exceptions such as change of control, removal of the Thomson board member nominated by Silver Lake Partners or events of default as defined in the note d’opération.

Transfer Restrictions	The Bond holders have committed, under the terms of and for the duration defined in the note d’opération, not to sell their Bonds and underlying shares until the earlier of the first public announcement of Thomson’s audited consolidated financial results for the year ended December 31, 2005 and March 31, 2006.

Maturity Date of New Shares issued following Conversion of the Bonds	New shares issued following conversion of the Bonds will have a maturity date beginning on the first day of the fiscal year of the effective date of conversion.

Maturity Date of Existing Shares following Exchange of the Bonds	Existing shares allocated following exchange of the Bonds will have immediate maturity.

Subordination of Bonds	In the event that the Company is subject to collective action or to liquidation, payment of amounts due with regards to the Bonds is subordinated to prior payment of debt other than commercial debt and Company debt towards another company within the Group.

Holder Representation	Since the Bonds are issued outside France, the French Commercial Code does not apply with regards to Bonds.

Governing Law	French law.

Listing of Bonds	The Bonds will not be listed.

Listing of Shares

Thomson shares issued in connection with the conversion and/or exchange of the Bonds will be or are listed on the Premier marché of Euronext Paris S.A. Thomson shares (code ISIN FR 0000 18453).

The Company’s shares are also listed in the form of American Depositary Shares (ADS) on the New York Stock Exchange (NYSE).

Purpose of the Issue	The issue of Bonds – reserved for three investment funds affiliated to Silver Lake Partners – forms part of a Plan announced on 22 July 2004. Thomson intends to build a strategic partnership with Silver Lake Partners in order to accelerate implementation of the Group’s strategy. Proceeds raised will be used in particular to finance a share buy-back program, also part of the Plan.

* * * * *

This press release does not, and shall not, in any circumstances constitute a public offering (“appel public à l’épargne”) nor an invitation to the public in connection with any offering. This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction. The securities mentioned in this press release have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold, or conducted, as the case may be, in the United States absent registration or exemption from registration under the Securities Act.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to the Thomson’s plan to accelerate its strategy. These statements are based on management’s current plans, expectations and beliefs in light of the information currently available, and are subject to a number of factors that could cause actual events and circumstances to differ materially from those described in the forward-looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward Looking Statements” and “Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2003. We undertake no obligation to publicly update any of the forward looking statements in light of new information or future events.

* * * * *

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Press Release

Paris, France, 22nd September 2004 – Thomson is very pleased to note that ITV has been able to carry out successfully the sale of its entire shareholding of 15.5 million shares in Thomson, and notes the speed with which the sale process was completed.

Thomson now has a fully stabilised capital structure.

Thomson confirms that it bought 750,000 shares in the placing, at the offer price, as part of its on-going share buy-back program started following approval of its 5 Point Plan at a Shareholders’ Meeting on the 15th September. Thomson also bought a total of 135,140 shares on the open market between 16th – 20th September.

Thomson and ITV’s business relationship will continue unchanged.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalising on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Press release

Thomson Signs Advanced Set-Top Box Agreement with BSkyB

Thomson to deliver new Sky+ 160 digital video recorder in October 2004

Paris, France, September 28th 2004 – Thomson (Euronext Paris: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced that it has signed a manufacturing agreement with BSkyB for the production of its newest version of the Sky+ digital satellite receiver and integrated digital video recorder (DVR) in October of this year.

The Sky+ 160 is the first box in the Sky+ family to offer increased storage capacity via the use of a 160 Gigabyte hard drive, delivering an average of 80 hours recording capacity. It also features USB 2.0 connectivity for future applications and is based on xTV, the DVR and extended conditional access system from NDS. The DVR functionality will be identical to that of the existing leading Sky+ product line.

Brian Sullivan, Director, New Product Development and Sales at BSkyB said, “The manufacturing agreement with Thomson underlines Sky’s determination to remain at the forefront of digital broadcasting. Sky+ has already revolutionised the way that the UK watches television; Sky+ 160 will allow BSkyB to offer even more flexibility, choice and control for our growing customer base. This is an important product for BSkyB and we are delighted to have the support of Thomson as developer and manufacturer.”

Koen van Driel, SVP of Broadband Access Products at Thomson added, “We are pleased to be able to provide this important market with a cutting-edge product that reflects our technology innovations and manufacturing expertise. Sky has already demonstrated the consumer popularity of digital video recorder technology with Sky+ and we look forward to helping BSkyB deliver the next level of DVR-based services.”

This agreement reinforces Thomson’s Video Networks Solutions Division, which provides digital equipment and services for broadcast television, cable and other network operators. Through this division, Thomson is the world’s leading supplier of digital satellite set top boxes, DSL modems and IP Video set top boxes. The agreement will allow Thomson to further expand its leadership position in providing advanced technology and solutions to integrated media companies around the world.

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems, and services to help Media & Entertainment clients realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net <http://www.thomson.net>

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is a leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters and is the number one supplier of satellite receivers in the world. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

ABOUT SKY+160

As of June 2004 there were 397,000 Sky+ subscribers in the UK and Ireland.

The existing Sky+ box costs £199 plus installation and subscription (subscription free with selected Sky digital packages), and is available from all major electrical retailers, via the web at www.skyplus.co.uk or by calling 08702 40 50 43.

Sky+ 160 will cost £399 and will be available direct, online and in retail from October 2004.

About SKY DIGITAL

Sky digital launched in October 1998 and is now available in 7.4 million homes in the UK and Ireland. It delivers an unprecedented range of channels and services including a wide choice of entertainment, movies, sports, news, documentaries, kides and music channels. The easy to use Sky Guide enables people to plan and control their viewing up to seven days in advance.

Press release

Thomson Opens New Research & Development Center in Beijing

to Meet the Needs of Growing Chinese Market

Paris, Beijing, October 10th 2004 – Thomson (Euronext 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the media and entertainment industries, today held a Grand Opening Ceremony for its new Research & Development (R&D) Center in Beijing. Among those attending the event were Gilles de Robien, French Minister of Capital Works, Transportation, Housing, Tourism and Maritime Affairs; Xi Guohua, Vice Minister of the Chinese Ministry of the Information Industry; Frank Dangeard, Chairman & CEO of Thomson; and Jean-Charles Hourcade, Thomson Senior Executive Vice President, Technology and Licensing.

Located in the equivalent of China’s Silicon Valley, north-west of Beijing, the new Center employs some 40 engineers. It is an integral part of Thomson’s worldwide Research & Development activities and comprises two laboratories. One laboratory will contribute to developing the key technologies necessary for the implementation of new digital communications systems: audio and video compression; High Definition television (HDTV) transmission; wire and wireless transmission of digital content. The other will concentrate on applications including design and development of mobile digital television; user interfaces; digital decoders for cable, satellite or digital terrestrial television; and the mobile internet network. A prime focus will be on active participation in the on-going process to define Chinese technical standards as well as customization of user interfaces and middleware for the Chinese market.

At the Ceremony, Jean-Charles Hourcade, Thomson Senior Executive Vice President, Technology and Licensing, commented: “I’m delighted to be present today at the opening of an important new R&D Center for Thomson: we expect the Chinese digital market to grow strongly over the next few years and are committed to continuing to serve our growing base of media and entertainment customers in the country. The opening of this Center in Beijing, ideally situated in the vicinity of several prestigious universities and research institutes, is proof of that commitment.”

# # #

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems, and services to help Media & Entertainment clients realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment industries by offering end-to-end solutions to content creators, video network operators and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net<http://www.thomson.net>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14th, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
Name: Julian Waldron
Title: Senior Executive Vice President, Chief Financial Officer